SEC LETTER TO BROOKWOOD FENTON INVESTMENTS LLC

Issuer Response to Letter dated July 11, 2023

Offering Statement on Form 1-A

SEC COMMENT	ADDRESSED BY
General

1.      We note your response to comment 2, including the statement on page 26 of your offering circular that Sections 19.8 and 19.9 of the operating agreement do not apply to claims under the U.S. federal securities laws. Please revise or advise to reconcile this disclosure with Section 19.9.17 of the operating agreement, “Waiver of Court & Jury Rights,” which includes claims under the U.S. federal securities laws.

Additionally, please revise the risk factor on page 6 of your offering circular, “The Company’s Operating Agreement requires many disputes to be settled through mandatory mediation or arbitration,” to discuss any uncertainty about the enforceability of the mandatory mediation and arbitration provisions.

Section 19.9.17 of the operating agreement for Brookwood Fenton Investments LLC has been revised to read as follows:

“Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT SOLELY BEFORE A JUDGE. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE UNITS OR THE COMPANY. NOTWITHSTANDING THE FOREGOING, THIS WAIVER OF COURT & JURY RIGHTS PROVISION WILL NOT APPLY TO SUITS BROUGHT TO ENFORCE ANY LIABILITY OR DUTY CREATED BY THE EXCHANGE ACT OR THE SECURITIES ACT.”

Also, the risk factor on page 6 of the offering circular, The Company’s Operating Agreement requires many disputes to be settled through mandatory mediation or arbitration, has been revised to include the following sentences:

“While there is case law supporting the enforceability of such provisions, there does appear to be a split of authority suggesting that these sorts of provisions are not always enforceable under federal and state law. To the extent Sections 19.8 and 19.9 are ruled unenforceable, the Company would abide by such ruling.”

2.      We note your response to comment 3. Please revise the risk factor on page 6 of your offering circular, “The Company’s Operating Agreement mandates an exclusive forum for any dispute relating to the Operating Agreement,” to discuss any uncertainty about the enforceability of the choice of venue provision.

The risk factor on page 6 of the offering circular, The Company’s Operating Agreement mandates an exclusive forum for any dispute relating to the Operating Agreement, has been revised to include the following sentence:

“There is uncertainty as to whether a court would enforce an exclusive forum provision such as Section 19.11. To the extent Section 19.11 is ruled unenforceable, the Company would abide by such ruling.”